[redacted]

05037618

AA 3-9-2005

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SEC MAIL PROCESSING SECTION RECEIVED FEB 2 8 2005 WASH, D.C. 213

SEC[illegible]ISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17a-5
PART III

SEC FILE NUMBER
8-65291

FACING PAGE

Information Required of Brokers and ealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2004 AND ENDING 12/31/2004

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER

CENTURION SECURITIES, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPLE PLACE OF BUSINESS: (Do not use P.O. Box No.)

Two Rector Street
(No. and Street)

New York	NY	10006
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gary Anderson	212 897-7243
(Name)	(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

PROCESSED
MAR 2 3 2005
THOMSON FINANCIAL

E

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DiMaggio, Veraja & Company, LLC
(Name - if individual state last, first, middle names)

567 James Court	Glendale Heights	IL	60139
(Street)	(City)	(State)	(Zip Code)

CHECK ONE

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

The accompanying notes are an integral part of these financial statements

3/10/05
5-5

PX

CENTURION SECURITIES, LLC
ANNUAL AUDITED FINANCIAL STATEMENTS
AND SUPPLEMENTARY SCHEDULES
FOR THE YEAR ENDED
DECEMBER 31, 2004

OATH OR AFFIRMATION

I, Gary Anderson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Centurion Securities, LLC, as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company, nor any member, partner, proprietor, principal, officer nor director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

[signature] Signature

Managing Member Title

2-25-2005 Date

Subscribed and sworn to before me this

25th day of February, 2005

[signature]

Notary Public

Notarial Seal
Kim Y. Key, Notary Public
City of Philadelphia, Philadelphia County
My Commission Expires Sept. 24, 2006

This report** contains (check all applicable boxes)

- [x] (a) Facing Page
- [x] (b) Statement of Financial Condition
- [x] (c) Statement of Income (Loss)
- [x] (d) Statement of Cash Flows
- [x] (e) Statement of Changes on Stockholder's Equity or Partners' or Sole Proprietor's Capital
- [x] (f) Statement of Changes in Liabilities Subordinated to claims of General Creditors
- [x] (g) Computation of Net Capital for Brokers and Dealers pursuant to Rule 15c3-1
- [x] (h) Computation for determination of Reserve Requirements Pursuant to Rule 15c3-3
- [x] (i) Information Relating to the Possession or Control Requirements for Brokers and Dealers Under Rule 15c3-3
- [x] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
- [x] (l) An Oath or Affirmation
- [ ] (m) A copy of the SIPC Supplemental Report
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit
- [x] (o) Independent Auditors' Report on Internal Accounting Control
- [ ] (p) Schedule of Segregation Requirements and Funds in Segregation-Customers' Regulated Commodity Futures Accounts Pursuant to CFTC Rule 1.10(d)2(iv)

TABLE OF CONTENTS

	Page(s)
OATH OR AFFIRMATION	1
INDEPENDENT AUDITORS' REPORT	2
FACING PAGE	3
ANNUAL FILING	4
STATEMENT OF FINANCIAL CONDITION	5-6
STATEMENT OF INCOME	7
STATEMENT OF CHANGES IN OWNERSHIP EQUITY	8
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS	8
STATEMENT OF CASH FLOWS	9
NOTES TO THE FINANCIAL STATEMENTS	10-13
SUPPLEMENTARY INFORMATION	
COMPUTATION OF NET CAPITAL	14-15
EXEMPTIVE PROVISION UNDER RULE 15c3--3	16
INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY THE SECURITIES AND EXCHANGE COMMISSION RULE 17a-5	17-18

DIMAGGIO, VERAJA & COMPANY, LLC
Certified Public Accountants & Business Consultants
567 James Court, Glendale Heights, IL 60139-3206 ● Phone (630) 790-4269 ● Fax: (630) 942-8269

INDEPENDENT AUDITORS' REPORT

To the Members
Centurion Securities, LLC

We have audited the accompanying statement of financial condition of Centurion Securities, LLC (an Illinois limited liability company) as of December 31, 2004 and the related statements of income, changes in ownership equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U. S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance that the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Centurion Securities, LLC as of December 31, 2004, and the results of its operations and its cash flows for the year ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 13 through 17 is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

DiMaggio, Veraja & Company, LLC

Glendale Heights, Illinois
February 22, 2005

TO BE COMPLETED WITH THE ANNUAL AUDIT REPORT ONLY:

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report

NAME (if individual, state last, first, middle name)

DIMAGGIO, VERAJA & COMPANY, LLC [70]

ADDRESS

567 James Court [71]	Glendale Heights [72]	IL [73]	60139 [74]
Number and Street	City	State	Zip Code

CHECK ONE

- [X] Certified Public Accountant [75]
- [ ] Public Accountant [76]
- [ ] Accountant not resident in United States or any of its possessions [77]

FOR SEC USE

DO NOT WRITE UNDER THIS LINE...FOR SEC USE ONLY

WORK LOCATION	REPORT DATE	DOC. SEQ. NO.	CARD				
[50]	[51]	[52]	[53]				

SEC 1696 2 of 16

The accompanying notes are an integral part of these financial statements

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER	CENTURION SECURITIES, LLC	N	3			100

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

as of (MM/DD/YY)	12/31/04	99
SEC FILE NO.	**8-65667**	98
Consolidated		198
Unconsolidated	X	199

ASSETS

		Allowable		Non-Allowable		Total	
1.	Cash	$ 9,390	200			$ 9,390	750
2.	Receivables from brokers or dealers:						
	A. Clearance account	-	295				
	B. Other	-	300		550		810
3.	Receivables from non-customers	46,377	355		600	46,377	830
4.	Securities and spot commodities owned, at market value:						
	A. Exempted securities		418				
	Debt securities	641,297	419				
	Options	6,897,027	420				
	Other securities	24,500,569	424				
	Spot commodities	-	430			32,038,893	850
5.	Securities and/or other investments						
	A. At cost $ ____ 130						
	B. At estimated fair value		440		610		860
6.	Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:		460		630		880
	A. Exempted securities $ ____ 150						
	B. Other securities $ ____ 160						
7.	Secured demand notes: market value of collateral:		470		640		890
	A. Exempted securities $ ____ 170						
	B. Other securities $ ____ 180						
8.	Memberships in exchanges:						
	A. Owned, at market $ ____ 190						
	B. Owned, at cost			-	650		
	C. Contributed for use of the company, at market value				660		900
9.	Investment in and receivables from affiliates, subsidiaries and associated partnerships		480	50,000	670	50,000	910
10.	Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization		490	224,595	680	224,595	920
11.	Other assets		535		735		930
12.	TOTAL ASSETS	32,094,660	540	274,595	740	32,369,255	940

The accompanying notes are an integral part of these financial statements

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER **CENTURION SECURITIES, LLC** as of 12/31/04

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

LIABILITIES AND OWNERSHIP EQUITY

Liabilities	A.I. Liabilities		Non-A.I. Liabilities		Total	
13. Bank loans payable	$	1045	$	1255	$	1470
14. Payable to brokers or dealers:						
A. Clearance account		1114	941,752	1315	941,752	1560
B. Other		1115	2,112,656	1305	2,112,656	1540
15. Payable to non-customers		1155	26,035	1355	26,035	1610
16. Securities sold not yet purchased, at market value:			20,759,173	1360	20,759,173	1620
17. Accounts payable, accrued liabilities, expenses and other	61,666	1205	-	1385	61,666	1685
18. Notes and mortgages payable:						
A. Unsecured	-	1210			-	1690
B. Secured		1211		1390		1700
19. Liabilities subordinated to claims of general creditors:						
A. Cash borrowings:				1400		1710
1. from outsiders $ [970]						
2. Includes equity subordination (15c3-1(d)) of $ [980]						
B. Securities borrowings, at market value: from outsiders $ [990]				1410		1720
C. Pursuant to secured demand note collateral agreements:				1420		1730
1. from outsiders $ [1000]						
2. -Includes equity subordination (15c3-a(d)) of [1010]						
D. Exchange memberships contributed for use of company, at market value				1430		1740
E. Accounts and other borrowings not qualified for net capital purposes		1220		1440		1750
20. TOTAL LIABILITIES	$ 61,666	1230	$ 23,839,616	1450	$ 23,901,282	1760

Ownership Equity

21. Sole proprietorship			$	1770
22. Partnership (limited partners	$	1020)	8,467,973	1780
23. Corporation:				
A. Preferred stock				1791
B. Common stock				1792
C. Additional paid-in capital				1793
D. Retained earnings				1794
E. Total				1795
F. Less capital stock in treasury				1796
24. TOTAL OWNERSHIP EQUITY			$ 8,467,973	1800
25. TOTAL LIABILITIES AND OWNERSHIP EQUITY			$ 32,369,255	1810

The accompanying notes are an integral part of these financial statements

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER **CENTURION SECURITIES, LLC**

For the period (MMDDYY)	01/01/04	3932 to	12/31/04	3933
Number of months included in this statement			12	3931

STATEMENT OF INCOME (LOSS)

REVENUE

1. Commissions:			
a. Commissions on transations in exchange listed equity securities executed on an e	$		3935
b. Commissions on listed option transactions			3938
c. All other securities commissions			3939
d. Total securities commissions			3940
2. Gains or losses on firm securities trading accounts			
a. From market making in options on a national securities exchange		(27,832,396)	3945
b. From all other trading		38,798,940	3949
c. Total gain (loss)		10,966,544	3950
3. Gains or losses on firm securities investment accounts			3952
4. Profit (loss) from underwriting and selling groups			3955
5. Revenue from sale of Investment company shares			3970
6. Commodities revenue		0	3990
7. Fees for account supervision, investment company shares			3975
8. Other revenue		4,886,710	3995
9. Total revenue	$	15,853,254	4030

EXPENSES

10. Salaries and other employment costs for general partners and voting stockholder offi	$		4120
11. Other employee compensation and benefits			4115
12. Commissions paid to other broker-dealers		2,417,767	4140
13. Interest expense		380,953	4075
a. Includes interest on accounts subject to subordina [4070]			
14. Regulatory fees and expenses			4195
15. Other expenses		6,581,549	4100
16. Total expenses	$	9,380,269	4200

NET INCOME

17. Net income (loss) before Federal Income taxes and items below (item 9 less item 16	$	6,472,985	4210
18. Provision for Federal Income taxes (for parent only)			4220
19. Equity in earnings (losses) of uncomsolidated subsidiaries not included above			4222
a. After Federal income taxes of [4238]			
20. Extraordinary gains (losses))))			4224
a. After Federal income taxes of [4239]			
21. Cumulative effect of changes in accounting principles			4225
22. Net income (loss) after Federal income taxes and extraordinary items	$	6,472,985	4230

MONTHLY INCOME

23. Income (current month only) before provision for Federal income taxes and extraordi	$		4211

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER **CENTURION SECURITIES, LLC**

For the period (MMDDY 01/01/04 to 12/31/04

STATEMENT OF CHANGES IN OWNERSHIP EQUITY
(SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION))

1.	Balance, beginning of period			$ 3,530,548	4240
	A. Net income (loss)			6,472,985	4250
	B. Additions (Includes non-conforming capital of	$	4262)	6,019,141	4260
	C. Deductions (Includes non-conforming capital of		4272)	(7,554,701)	4270
2.	Balance, end of period (From item 1800)			$ 8,467,973	4290

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS

3.	Balance, beginning of period	$	4300
	A. Increases		4310
	B. Decreases		4320
4.	Balance, end of period (From item 3520)	$	4330

The accompanying notes are an integral
part of these financial statements

CENTURION SECURITIES, LLC

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2004

CASH PROVIDED BY OPERATING ACTIVITIES		
Net Income	$	6,472,985
Adjustments to reconcile net income to net cash provided by operating activities		
Depreciation expense		96,301
(Increase)/decrease in assets		
Receivable from brokers or dealers		697,153
Receivables from non-customers		(35,576)
Options		(3,393,046)
Other securities		(12,179,648)
Debt securities		(641,297)
Increase/(decrease) in liabilities		
Payable to brokers or dealers - clearance		683,982
Payable to brokers or dealers - other		2,112,656
Payable to non-customers		26,035
Securities sold not yet purchased		7,872,505
Accounts payable and accrued liabilities		42,338
Notes payable		(201,666)
		1,552,722
CASH APPLIED TO INVESTING ACTIVITIES		
Purchase of fixed assets		(11,865)
CASH APPLIED/PROVIDED TO FINANCING ACTIVITIES		
Member additions to capital		6,019,141
Member withdrawals		(7,554,701)
		(1,535,560)
NET DECREASE IN CASH		5,297
CASH AT BEGINNING OF PERIOD		4,093
CASH AT END OF PERIOD	$	9,390

Interest paid	$	380,956

The accompanying notes are an integral part of these financial statements

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES

Organization and Business

Centurion Securities, LLC (the "Company"), a Delaware limited liability company, was formed on January 10, 2002 and commenced operation in September 2002. The Company is a broker-dealer registered with the Securities and Exchange Commission and is a member of the Chicago Board options Exchange. The Company Primarily exchanges in the proprietary trading of exchange-traded equity securities, equity options and index options.

As a limited liability Company, the Company has a finite life and will cease to exist on December 31, 2050, unless the term is extended by amendment to the Operating Agreement, or unless the Company is sooner dissolved, and its affairs wound up in accordance with the Delaware Limited Liability Act. For additional information regarding the Company, please refer to the Operating Agreement.

Basis of Accounting

The Company's financial statements are prepared on the accrual basis of accounting, which conforms to U.S. generally accepted accounting principles. Substantially all of the Company's assets and liabilities are carried at fair market value.

Accounting Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

Revenue Recognition

Securities transactions and related commission revenue and expenses are recorded on a settlement date basis. U.S. generally accepted accounting principles normally requires an entity to record securities transactions on a trade date basis, however, a majority of brokers and dealers record most securities transactions on the settlement date rather than on the trade date. The difference between trade date and settlement date accounting is not material to the company's financial position at December 31, 2004, nor material to the results of its operations for the period then ended.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Fixed Assets and Depreciation

The cost of property and equipment is depreciated over the estimated useful lives of the related assets. The useful lives of fixed assets for purposes of computing depreciation are as follows:

Software	3 years
Equipment	5 years
Furniture	7 years

Depreciation expense of property and equipment charged to operations was $96,302 for the year ended December 31, 2004. Generally, when items of property are retired or otherwise disposed of, the cost and related accumulated

depreciation are removed from the accounts and any resulting gain or loss is reflected in income. The cost and accumulated depreciation for major classes of fixed assets is as follows:

Asset Class	Cost	Accumulated Depreciation
Software	$ 250,000	$ 86,805
Furniture and fixtures	41,665	6.958
Equipment	40,214	13,520
Total	$ 331,879	$107,284

NOTE 2 – FAIR VALUE OF FINANCIAL INSRUMENTS

Securities owned, securities sold, not yet purchased, and other financial instruments used for trading purposes are recorded in the statement of financial condition at market value, with the related unrealized profit or loss included in net trading gain in the statement of operations. As the Company operates as a broker-dealer, all financial instruments are stated at quoted market value, which approximates fair value.

NOTE 3 – FINANCIAL INSTRUMENTS

Derivative financial instruments used for trading purposes, principally exchange-traded options are carried at quoted market value.

Derivatives used for economic hedging purposes include purchased options. Unrealized gains or losses on these derivative contracts are recognized currently in the statement of income as trading revenues. The Company does not apply hedge accounting as defined in FASB Statement No. 133, *Accounting for Derivative Instruments and Hedging Activities,* as all financial instruments are marked to market with changes in fair values reflected in earnings. Therefore, the disclosures required in paragraphs 44 and 45 of the Statement are generally not applicable with respect to these financial instruments.

Fair value of options contracts are recorded in securities owned or securities sold, not yet purchased, as appropriate. Premiums and unrealized gains and losses for written and purchased option contracts are recognized gross in the statement of financial condition. The following table discloses the approximate fair values of derivative financial instruments held for trading as of December 31, 2004, as well as the approximate average fair values of derivatives held during 2004:

	December 31, 2004	**Average during 2004**
Equity and index options assets	$6,897,027	$ 5,200,504
Equity and index options liabilities	4,443,892	3,490,119

NOTE 4 – FINANCIAL INSTRUMENTS WITH OFF BALANCE SHEET RISK

In the normal course of business, the Company engages in trading activities. In connection with these activities, unsettled trades and sales of securities not yet purchased may expose the Company to off-balance sheet credit risk as a result of market fluctuations. The Company enters into various transactions involving derivatives and other off-balance sheet financial instruments. These financial instruments include exchange-traded options, and securities purchased and sold on a when-issued basis (when-issued securities). These derivative financial instruments are used to conduct trading activities, and manage market risks and are, therefore, subject to varying degrees of market and credit risk. Derivative transactions are entered into for trading purposes or to economically hedge other positions or transactions.

When-issued securities provide for the delayed delivery of the underlying instrument. As a writer of options, the Company receives a premium in exchange for giving the counterpart the right to buy or sell the security at a future date at a contracted price. The contractual or notional amounts related to these financial instruments reflect the volume and activity and do not reflect the amounts at risk. The credit risk for options and when-issued securities is limited to the unrealized market valuation gains recorded in the statement of financial condition. Market risk is substantially

dependent upon the value of the underlying financial instruments and is affected by market forces such as volatility and changes in interest and foreign exchange rates.

In addition, the Company has sold securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the financial statements at December 31, 2004, at market values of the related securities and will incur a loss if the market value of the securities increases subsequent to December 31, 2004.

The Company's trading activities are transacted on a cash basis. In connection with these activities, the Company executes transactions involving the sale of securities not yet purchased. Such transactions may expose the Company to significant off-balance-sheet risk in the event capital reserves are not sufficient to fully cover losses that may incur. The Company seeks to control the risks associated with its trading activities by monitoring trading markets daily. In addition, the Company establishes credit limits for such activities and monitors compliance on a daily basis.

Concentrations of Credit Risk

At December 31, 2004, a significant credit concentration consisted of approximately $3 million, representing the market value of the Company's trading accounts carried by its clearing broker. Management does not consider any credit risk associated with this receivable to be significant.

The Company is engaged in various trading and brokerage activities with counter parties, primarily broker-dealers. In the event counter parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter party.

NOTE 5 – NET CAPITAL REQUIREMENTS

At December 31, 2004, the Company's net capital as computed pursuant to the rules of the National Securities Dealers Association was $5,347,593, which was $5,247,593 more than the minimum net capital requirement of $100,000.

NOTE 6 – INVESTMENT IN CLEARING COMPANY

The Company has a Joint Back Office ("JBO") clearing agreement with Merrill Lynch Professional Clearing Corporation (Merrill). The agreement allows JBO participants to receive favorable margin treatment as compared to the full customer margin requirements of Regulation T. As part of this agreement, the Company has invested $50,000 in the preferred shares of Merrill. The Company's investment in Merrill is reflected as investment in broker-dealer in the statement of financial condition. This investment is carried at cost, and under the agreement, would be returned to the Company in the event the JBO arrangement is terminated, less any accrued costs or expenses. Under the rules of the Chicago Board Options Exchange, the agreement requires that the Company maintain a minimum net liquidating equity of $1 million with Merrill, exclusive of its preferred stock investment.

NOTE 7 – OPERATING LEASES

The Company leases its office on a month-to-month basis. Office lease expense totaled $65,075 for the year ended December 31, 2004.

In addition, the Company leases equipment under various operating leases. These lease payments totaled $60,581 for the year ended December 31, 2005. Minimum future lease payments are as follows:

Year	Amount
2005	$ 91,183
2006	$ 30,602

NOTE 8 – NOTES PAYABLE

On December 15, 2034 the Company took out a note payable in the amount of $200,000, from MDNH Trading Corp. This note is secured by the assets of the Company's Class A Members, with interest due monthly at the rate of 20% annually on the first business day of the next month, commencing on January 1, 2004, with all principle and interest due in full on the scheduled maturity date of April 15, 2004. This loan was repaid during 2004, including interest amounting to $13,766.

NOTE 9 – LITIGATION

The Company is the plaintiff in litigation involving a former member of the Company. Legal expenses paid to pursue this litigation amounted to $21,302 during the year ending December 31, 2004. No amount has been accrued in these financial statements for the contingent gain in the event the Company prevails. This litigation arose in the normal course of business.

NOTE 9 – SUBSEQUENT EVENT

In 2005, the Company entered into several additional equipment leases. The future minimum lease payments for these leases are as follows:

Year	Amount
2005	$52,107
2006	$ 558

Total future minimum lease payments, including those entered into during 2004 (Note 7 above) amount to $225,377.

SUPPLEMENTARY

INFORMATION

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER **CENTURION SECURITIES, LLC** as of 12/31/04

COMPUTATION OF NET CAPITAL

1.	Total ownership equity from Statement of Financial Condition			$ 8,467,973	3480
2.	Deduct ownership equity not allowable for Net Capital				3490
3.	Total ownership equity qualified for Net Capital			8,467,973	3500
4.	Add:				
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital				3520
	B. Other (deductions) or allowable credits (List)				3525
5.	Total capital and allowable subordinated liabilities			$ 8,467,973	3530
6.	Deductions and/or charges:				
	A. Total nonallowable assets from Statement of Financial Condition (Notes B and C	274,595	3540		
	B. Secured demand note deficiency		3590		
	C. Commodity futures contracts ε proprietary capital charges		3600		
	D. Other deductions and/or charges		3610	(274,595)	3620
7.	Other additions and/or allowable credits (List)				3630
8.	Net capital before haircuts on securities positions			# 8,193,378	3640
9.	Haircuts on securities (computed, where applicable, pursuant to 15c3-1 (f)):				
	A. Contractual securities commitments	$	3660		
	B. Subordinated securities borrowings		3670		
	C. Trading and investment securities:				
	1. Exempted securities		3735		
	2. Debt securities	0	3733		
	3. Options		3730		
	4. Other securities	2,328,133	3734		
	D. Undue Concentration	253,675	3650		
	E. Other (List) .... Loss To Convert	0	3736	(2,745,785)	3740
10.	Net Capital			$ 5,447,593	3750

NON-ALLOWABLE ASSETS - LINE 6.A

INVESTMENT IN BROKER-DEALER $ 50,000

Reconciliation of the Computation of Net Capital between the Audited Financial Statements and the Company's unaudited FOCUS report, as filed.

Net Capital per the Company's unaudited FOCUS report, as filed.	$	5,447,593
Add back: Adjustments made to fixed assets		91,861
Less: Adjustments made to expense accounts		(91,861)
Net Capital per Audited Financial Statements	$	5,447,593

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER **CENTURION SECURITIES, LLC** as of 12/31/04

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

PART A

11. Minimum net capital required (6-2/3% of line 19)	$	4,111	3756
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	**100,000**	3758
13. Net capital requirement (greater of line 11 or 12)	$	100,000	3760
14. Excess net capital (line 10 less 13)	$	5,347,593	3770
15. Excess net at 1000% (line 10 less 10% of line 19)	$	5,441,426	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition			$	61,666	3790
17. Add:					
A. Drafts for immediate credit	$	3800			
B. market value of securities borrowed for which no equivalent value is paid or credited		3810			
C. Other unrecorded amounts(List)		3820	$	(	3830
19. Total aggregate indebtedness			$	61,666	3840
20. Percentage of aggregate indebtedness to net capital (line 19/ line 10)			%	1.13%	3850
21. Percentage of debt to debt-equity total computed i accordance with Rule 15c3-1 (d)			%	0.00%	3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

PART B

22. 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$		3870
23. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$		3880
24. Net captial requirement (greater of line 22 or 23)	$		3760
25. Excess net capital (line 100 less 24))	$		3910
26. Net capital in excess of the greater of:			
A. 5% OF COMBINED AGGRETATE DEBIT ITEMS OR $120,000	$		3920

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement, or
2. 6-2/3% of aggregate indebtedness or 4% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 17400) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

CENTURION SECURITIES, LLC
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
PERSUANT TO RULE 15c-3
as of December 31, 2004

The company did not handle any customer cash or securities during the year ended December 31, 2004, and does not have any customer accounts.

CENTURION SECURITIES, LLC
COMPUTATION FOR DETERMINATION OF PAIB RESERVE REQUIREMENTS
PERSUANT TO RULE 15c-3
as of December 31, 2004

The Company did not handle any proprietary accounts of introducing brokers during the year ended December 31, 2004 and does not have any PAIB accounts.

CENTURION SECURITIES, LLC
INFORMATION RELATING TO THE POSSESSION OR CONTROL
REQUIREMENTS UNDER RULE 15c3-3
as of December 31, 2004

The Company did not handle any customer cash or securities during the year ended December 31, 2004 and does not have any customer accounts.

DIMAGGIO, VERAJA & COMPANY, LLC
Certified Public Accountants & Business Consultants
567 James Court, Glendale Heights, IL 60139-3206 ● Phone (630) 790-4269 ● Fax: (630) 942-8269

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY THE SECURITIES AND EXCHANGE COMMISSION RULE 17a-5

To the Members
Centurion Securities, LLC

In planning and performing our audit of the financial statements of Centurion Securities, LLC for the year ended December 31, 2004, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a) (11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer activities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with U.S. generally accepted accounting principles.

Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the Chicago Board Options Exchange, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities and Exchange Act of 1934 and should not be used for any other purpose.

DiMaggio, Verajo & Company, LLC

Glendale Heights, Illinois

February 22, 2005